Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 22, 2023

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Ms. Rowland:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on June 7, 2023 (the “Registration Statement”). The Registration Statement relates to the First Trust S&P 500 Diversified Dividend Aristocrats ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five days before the effective date of the Registration Statement.

Please also change the Fund’s name on EDGAR prior to the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement, that it will provide the Staff with a response letter in the form of correspondence at least five days before effectiveness and that it will change the Fund’s name on EDGAR prior to effectiveness.

Comment 2 – Principal Investment Strategies

Please add an 80% policy in investments in dividend-paying securities in the S&P 500 Sector-Neutral Dividend Aristocrats Index.

If accurate, please also disclose that the Fund’s Names Rule policy may be changed by the board without shareholder approval upon 60 days’ prior notice.

Response to Comment 2

Pursuant to the Staff’s comment, the following disclosure has been added to the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund will invest at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) in dividend-paying securities.

In addition, pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Additional Information on the Fund’s Investment Objective and Strategies”:

The Fund has adopted a non-fundamental investment policy pursuant to Rule 35d-1 under the 1940 Act (the “Name Policy”) whereby the Fund, under normal market conditions, invests at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying securities. The Name Policy may be changed by the Board of Trustees without shareholder approval upon 60 days’ prior written notice.

Comment 3 – Principal Investment Strategies

The Staff notes that the Names Rule policy in Item 9 has a 90% investment threshold while the threshold disclosed in Item 4 is 80%. Please reconcile.

Response to Comment 3

The disclosure has been revised to clarify that the Fund has a policy to invest 90% of its net assets in the securities comprising the Index.

Comment 4 – Principal Investment Strategies

Please specify the number of constituents in the Index as of a given date.

Response to Comment 4

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

As of August 31, 2023, the Index was composed of 98 securities.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosures set forth in the section entitled “Principal Investment Strategies”:

As of _________, 2023, the Index had significant exposure to ____________________ companies, although this may change from time to time. To the extent the Fund invests a significant portion of its assets in a given jurisdiction or investment sector, the Fund may be exposed to the risks associated with that jurisdiction or investment sector.

Please use the most recent practicable date for purposes of completing this disclosure. Please also add appropriate risk disclosure for any industry, group of industries or sector in which the Fund invests a significant portion of its assets.

Please also consider adding the following sentence immediately following the first sentence in the referenced disclosure:

As a result, the Fund may have significant investments in a given jurisdiction, investment sector or industry that it may not have had as of a previous date.

Please also insert throughout the Registration Statement the word “industry” where there are references to “jurisdiction or investment sector.”

Response to Comment 5

Pursuant to the Staff’s comment, the disclosure has been revised as set forth below:

As of August 31, 2023, the Index had significant exposure to information technology companies, although this may change from time to time. The Fund’s investments will as the Index changes and, as a result, the Fund may have significant investments in a given jurisdiction, investment sector or industry that it may not have had as of August 31, 2023.

Comment 6 – Principal Risks

Please delete the following disclosure set forth in the first paragraph of the section entitled “Principal Risks”:

The order of the below risk factors does not indicate the significance of any particular risk factor.

The Staff also notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 6

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 7 – Principal Risks

The Staff notes “New Fund Risk” set forth in the section entitled “Principal Risks.” Please delete this risk factor as the Fund is not a new fund.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 8 – Principal Risks

If there will be significant portfolio reconditioning as a result of the change in the Fund’s investment strategy, please disclose the tax consequences to new and existing shareholders as a result of such change.

Response to Comment 8

The Fund effectuates creations and redemptions in-kind, rather than in cash, and will use this mechanism to effectuate the repositioning of its portfolio in connection with the change in the Index it seeks to track. Accordingly, portfolio turnover in connection with the Index change has been judged to be unlikely to cause material adverse tax consequences to existing and new investors. Additionally, in the unlikely event that the creation and redemption process does not prevent the Fund from incurring material capital gains tax liabilities in connection with its portfolio repositioning, the Fund has over $1 million in non-expiring capital loss carryforward to offset those capital gains.

Comment 9 – Annual Total Return

The Staff notes the section entitled “Annual Total Return.” Please consider renaming the section to “Fund Performance.”

Response to Comment 9

The Registrant respectfully declines to make the requested change as the current section title is compliant with Form N-1A.

Comment 10 – Annual Total Return

The Staff notes the following disclosure set forth in the section entitled “Annual Total Return”:

The bar chart and table below illustrate the annual calendar year returns of the Fund based on net asset value as well as the average annual Fund and Index returns.

Please consider whether this sentence is necessary given the rest of the disclosure. If not, please delete the disclosure.

Response to Comment 10

The Registrant has thoughtfully considered the Staff’s comment and ultimately determined to keep the disclosure in its current form as such disclosure is compliant with the requirements of Form N-1A.

Comment 11 – Annual Total Return

The Staff notes the second sentence of the second paragraph set forth in the section entitled “Annual Total Return.” Please consider revising “based on the Index” to “based on the new Index.”

Response to Comment 11

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

Therefore, any Fund performance and historical returns shown below that incorporate Fund performance prior to October 3, 2023 reflect performance of the Fund based on the Nasdaq Riskalyze US Large Cap Select Dividend IndexTM and are not necessarily indicative of the performance that the Fund, based on the S&P 500 Sector-Neutral Dividend Aristocrats Index, would have generated.

Comment 12 – Annual Total Return

The Staff notes the chart entitled “First Trust S&P 500 Diversified Dividend Aristocrats ETF Calendar Year Total Returns as of 12/31” set forth in the section entitled “Annual Total Return.” Please update the chart to include data from 2022. Please also update the footnote to the chart to account for data through June 2023.

Response to Comment 12

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 13 – Annual Total Return

The Staff notes the table entitled “Average Annual Total Returns for the Periods Ended December 31, 2021” set forth in the section entitled “Annual Total Return.” Please update the table to include data from 2022.

Response to Comment 13

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 14 – Additional Information on the Fund’s Investment Objective and Strategies

Please provide the information required by Instruction 4 (i.e., any policy to concentrate in securities of issuers in a particular industry or group of industries) and Instruction 7 of Item 9(b)(1) of Form N-1A (i.e., active and frequent trading of portfolio securities).

Response to Comment 14

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Additional Information on the Fund’s Investment Objective and Strategies”:

The Index is reconstituted annually and rebalanced quarterly, and the Fund will make corresponding changes to its portfolio shortly after the Index changes are made public. The Index’s quarterly rebalance schedule may cause the Fund to experience a higher rate of portfolio turnover. The Fund will be concentrated (i.e., invest more than 25% of Fund assets) in an industry or a group of industries to the extent that the Index is so concentrated.

The Registrant respectfully declines to make any additional disclosures regarding the impact of such portfolio turnover to shareholders as this Fund effectuates creations and redemptions in-kind. These in-kind transactions are used to make changes to the Fund’s portfolio and generally do not trigger adverse tax consequences as such transactions do not constitute taxable events.

Comment 15 – Additional Information on the Fund’s Investment Objective and Strategies

The Registrant declines to make the requested revision as the Names Rule, as amended on September 20, 2023, generally requires registrants to value derivatives based upon their notional value when determining compliance with the Names Rule.

Response to Comment 15

The Registrant declines to make the requested revision as the Name Rule, as amended on September 20, 2023, generally requires registrants to value derivatives based upon their notional value when determining compliance with the Names Rule.

Comment 16 – Fund Investments

Please consider adding “Derivative Instruments” as a principal or non-principal investment under the section entitled “Fund Investments.”

Response to Comment 16

The Registrant has considered the Staff’s comment and ultimately declined to make the suggested revision as the Fund does not intend to invest in derivatives on a principal or non-principal basis at this time. The reference to derivatives in the Item 9 disclosure is meant to reserve the right to utilize derivatives at a future date, at which point additional disclosures regarding the use and risk of derivatives will be included in the prospectus.

Comment 17 – Risks of Investing in the Fund

The Staff notes “Failure to Qualify as a Regulated Investment Company Risk” set forth in the section entitled “Risks of Investing in the Fund.” Please add a statement to this disclosure regarding the how the Fund’s shareholders would be impacted if the Fund failed to qualify as a RIC.

Response to Comment 17

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following disclosure:

If the Fund fails to qualify as a regulated investment company, distributions to the Fund’s shareholders generally would be eligible (i) for treatment as qualified dividend income in the case of individual shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. See “Federal Tax Matters.”

Comment 18 – Total Return Information

The Staff notes the table entitled “First Trust S&P Diversified Dividend Aristocrats ETF (KNGZ) Total Returns as of March 31, 2022” set forth in the section entitled “Total Return Information.” Please update the table to include data from 2023.

Response to Comment 18

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 19 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 19

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 20 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 20

The Registrant notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to each Fund’s SAI. The Registrant believes that adding this disclosure to the SAI and not the Prospectus, as requested by the Staff, is appropriate for investor comprehension.

The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts… These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

Comment 21 – Statement of Additional Information

The Staff notes fundamental policy number seven set forth in the section entitled “Investment Objective and Policies” set forth in the “Statement of Additional Information.” Please revise “except to the extent that the Fund’s Index is based on concentrations…” to “except the Fund will be concentrated to the extent that the Fund’s Index is concentrated…”

Response to Comment 21

The Registrant respectfully declines to revise fundamental policy #7 as to do so would trigger the necessity of a shareholder vote since this Fund has already launched.

Comment 22 – Statement of Additional Information

The Staff notes the following disclosure set forth in the section entitled “Investment Strategies” set forth in the “Statement of Additional Information”:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in the common stocks that comprise the S&P 500 Sector-Neutral Dividend Aristocrats Index (the “Index”).

Please add an 80% policy in investments in dividend-paying securities in the S&P 500 Sector-Neutral Dividend Aristocrats Index.

Response to Comment 22

Pursuant to the Staff’s comment, the statement of additional information has been revised to include the following disclosure:

The Fund has adopted a non-fundamental investment policy pursuant to Rule 35d-1 under the 1940 Act (the “Name Policy”) whereby the Fund, under normal market conditions, invests at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying securities. The Name Policy may be changed by the Board of Trustees without shareholder approval upon 60 days’ prior written notice.

Comment 23 – Statement of Additional Information

The Staff notes the following disclosure under “Suspension of Creations” set forth in the “Statement of Additional Information”:

Circumstances in which the Fund may suspend creations include, but are not limited to…

Please consider whether the disclosure should state “reject and suspend.”

Response to Comment 23

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 24 – Exhibits

Please file the licensing and/or sub-licensing agreement as an exhibit to the Registration Statement.

Response to Comment 24

The Registrant confirms that it will file the licensing and/or sub-licensing agreement as an exhibit to the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren